EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

ATS Corporation (the “Company” or “ATS”)

730 Fountain Street North

Cambridge, Ontario

N3H 4R7

Item 2	Date of Material Change

May 30, 2023

Item 3	News Release

A news release relating to the material change described below was disseminated on May 30, 2023, through Canada NewsWire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4	Summary of Material Change

On May 30, 2023, the Company announced the closing of its previously announced public offering of common shares (the “Common Shares”) in the United States and Canada, representing the Company’s initial public offering in the United States. In connection with the initial public offering, ATS filed an application to list the Common Shares on the New York Stock Exchange under the symbol “ATS”. Trading of the Common Shares commenced on the New York Stock Exchange on May 25, 2023. A total of 6,900,000 Common Shares were sold by the Company in connection with the offering, including 900,000 Common Shares pursuant to the exercise in full by the underwriters of their over-allotment option, at a price of US$41.00 per share, for gross proceeds to the Company of US$282,900,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On May 30, 2023, the Company announced the closing of its previously announced public offering of the Common Shares in the United States and Canada, representing the Company’s initial public offering in the United States. In connection with the initial public offering, ATS filed an application to list the Common Shares on the New York Stock Exchange under the symbol “ATS”. Trading of the Common Shares commenced on the New York Stock Exchange on May 25, 2023. A total of 6,900,000 Common Shares were sold by the Company, including 900,000 Common Shares pursuant to the exercise in full by the underwriters of their over-allotment option, at a price of US$41.00 per share, for gross proceeds to the Company of US$282,900,000.

The offering was conducted through a syndicate of underwriters led by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as joint active bookrunners. TD Securities Inc. and Scotia Capital (USA) Inc. also acted as bookrunners in connection with the offering. National Bank of Canada Financial, Inc., Cormark Securities Inc., Stifel Nicolaus Canada Inc., Commerz Markets LLC, Raymond James Ltd., RBC Capital Markets, LLC and UniCredit Capital Markets LLC acted as co-managers.

The Company expects that the net proceeds of the offering will be used for strategic opportunities, including acquisitions, as well as working capital requirements and general corporate purposes. Consistent with the Company’s value creation strategy, ATS may execute on strategic opportunities, including disciplined acquisitions, if and when such opportunities arise, that drive the creation of long-term sustainable shareholder value. Pending those strategic opportunities, ATS expects to use the net proceeds to pay down amounts drawn on its C$750.0 million revolving senior secured line of credit.

ATS is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “ATS”.

For further information, please refer to the news release available at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Ryan McLeod

Chief Financial Officer

(519) 653-6500

Item 9	Date of Report

May 30, 2023